UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

June 22, 2016

PROQR THERAPEUTICS N.V.

Zernikedreef 9

2333 CK Leiden

The Netherlands

Tel: +31 88 1667000

(Address, Including ZIP Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Annual General Meeting Results

On June 21, 2016, ProQR Therapeutics N.V. (“ProQR” or the “Company”) held its annual general meeting of shareholders. The final results of each of the agenda items submitted to a vote of the shareholders are as follows:

Agenda Item 4: Adoption of the annual accounts, including the appropriation of net result, for the financial year 2015.

ProQR shareholders approved the adoption of the annual accounts , including the appropriation of net result, for the financial year 2015.

Agenda Item 5: Release from liability of the members of the Management Board with respect to the performance of their management during the financial year 2015.

ProQR shareholders approved the release from liability of the members of the Management Board with respect to the performance of their management during the financial year 2015.

Agenda Item 6: Release from liability of the members of the Supervisory Board with respect to the performance of their supervision during the financial year 2015.

ProQR shareholders approved the release from liability of the members of the Supervisory Board with respect to the performance of their supervision during the financial year 2015.

Agenda Item 7: Amendment of compensation policy for the Management Board.

ProQR shareholders approved the amendment of compensation policy for the Management Board.

Agenda Item 8(i): Appointment of James Shannon as new member of the Supervisory Board.

ProQR shareholders approved the appointment of James Shannon as new member of the Supervisory Board.

Agenda Item 8(ii): Reappointment of Supervisory Board member Dinko Valerio.

ProQR shareholders approved the reappointment of Supervisory Board member Dinko Valerio.

Agenda Item 8(iii): Reappointment of Supervisory Board member Henri Termeer.

ProQR shareholders approved the reappointment of Supervisory Board member Henri Termeer.

Agenda Item 8(iv): Reappointment of Supervisory Board member Antoine Papiernik

ProQR shareholders approved the reappointment of Supervisory Board member Antoine Papiernik.

Agenda Item 8(v): Reappointment of Supervisory Board member Alison Lawton.

ProQR shareholders approved the reappointment of Supervisory Board member Alison Lawton.

Agenda Item 8(vi): Reappointment of Supervisory Board member Paul Baart.

ProQR shareholders approved the reappointment of Supervisory Board member Paul Baart.

Agenda Item 9: Amendment of compensation principles for the Supervisory Board.

ProQR shareholders approved the amendment of compensation principles for the Supervisory Board.

Agenda Item 10: Amendment of articles of association of the Company.

ProQR shareholders approved the amendment of the articles of association of the Company.

Agenda Item 11: Appointment of Deloitte Accountants B.V. as the Company’s external auditor for the financial year 2017.

ProQR shareholders approved the appointment of Deloitte Accountants B.V. as the Company’s external auditor for the financial year 2017.

Agenda Item 12: Authorization of the Management Board to acquire ordinary shares in the capital of the Company.

ProQR shareholders approved the authorization of the Management Board to acquire ordinary shares in the capital of the Company.

The Company hereby incorporates by reference the information contained herein into the Company’s registration statement on Form F-3 (File No. 333-207245).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PROQR THERAPEUTICS N.V.

Date: June 22, 2016	By:	/s/ Smital Shah
Smital Shah
Chief Financial Officer